Report of Independent Certified Public Accountants

The Board of Directors of INOVA Geophysical Equipment Limited
We have audited the accompanying consolidated financial statements of INOVA Geophysical Equipment Limited and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of operations and comprehensive income (loss), owners’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INOVA Geophysical Equipment Limited and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton
Xiamen, People’s Republic of China
April 24, 2015

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,
	2014	2013
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,343	$21,156
Restricted cash	2,171	1,013
Accounts receivable from third parties, net	2,611	10,313
Accounts receivable from related parties	16,417	14,401
Inventories	62,350	73,222
Prepaid expenses and other current assets	2,002	6,730
Total current assets	96,894	126,835
Long-term receivable	193	3,161
Property, plant and equipment, net	9,589	11,612
Seismic rental equipment, net	11,243	25,854
Goodwill	25,084	25,244
Intangible assets, net	13,015	15,201
Other assets	613	263
Total assets	$156,631	$208,170
LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Current maturities of long-term debt (related party 2014 - $49,950; 2013 - $48,500)	$49,950	$52,154
Accounts payable to third parties	11,270	28,799
Accounts payable to related parties	10,901	3,066
Accrued expenses	17,818	19,540
Deferred revenue	1,489	4,217
Total current liabilities	91,428	107,776
Lease inducements	1,044	1,655
Long term debt, net of current maturities	5,283	—
Related party loan guarantee	—	875
Total liabilities	97,755	110,306
Commitments and contingencies
Owners’ equity:
Owners’ investment	242,810	241,935
Accumulated deficit	(180,952)	(143,419)
Accumulated other comprehensive loss	(2,982)	(652)
Total owners’ equity	58,876	97,864
Total liabilities and owners’ equity	$156,631	$208,170

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Years Ended December 31,
	2014	2013	2012
		(Unaudited)	(Unaudited)
Revenues from third parties	$55,085	$74,394	$104,685
Revenues from related parties	41,183	89,742	84,272
Net revenues	96,268	164,136	188,957
Cost of sales (including excess and obsolete inventory charge of 2014 - $2,905; 2013 - $10,278; 2012 - $1,079)	91,356	173,614	151,279
Gross profit (loss)	4,912	(9,478)	37,678
Operating expenses:
Research, development and engineering	13,108	16,191	16,925
Marketing and sales	6,534	8,381	7,591
General and administrative	17,273	13,912	14,993
Costs charged by a related party	—	—	1,692
Total operating expenses	36,915	38,484	41,201
Loss from operations	(32,003)	(47,962)	(3,523)
Interest expense, net	1,741	2,471	1,993
Foreign exchange gains (losses) and other income (losses)	(3,306)	578	1,060
Loss before income taxes	(37,050)	(49,855)	(4,456)
Income tax expense (benefit)	483	5,043	(4,677)
Net income (loss)	$(37,533)	$(54,898)	$221

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Years Ended December 31,
	2014	2013	2012
		(Unaudited)	(Unaudited)
Net income (loss)	$(37,533)	$(54,898)	$221
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,330)	(3,084)	1,290
Comprehensive income (loss)	$(39,863)	$(57,982)	$1,511

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2014	2013	2012
		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(37,533)	$(54,898)	$221
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	11,856	39,420	19,941
Excess & obsolete inventory expense	2,905	10,278	1,079
Bad debt expense	7,245	3	3
Amortization of debt premium	(53)	(232)	(372)
Amortization of lease inducements	(650)	(685)	(406)
Gain on sale or disposal of property, plant and equipment	(150)	(158)	—
Change in operating assets and liabilities:
Restricted cash	(1,158)	(503)	—
Accounts and notes receivable	3,456	757	(48)
Inventories	4,131	(24,619)	(30,715)
Seismic rental equipment, net of depreciation	7,183	5,518	1,816
Accounts payable and accrued expenses	(17,962)	14,868	2,403
Deferred revenue excluding related party amounts	(2,696)	2,259	(2,083)
Due to/from related parties including related party deferred revenues	5,819	6,207	(15,174)
Other assets and liabilities	2,474	215	496
Net cash used in operating activities	(15,133)	(1,570)	(22,839)
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,394)	(2,433)	(3,982)
Proceeds from the sale of property, plant and equipment	195	319	—
Net cash used in investing activities	(1,199)	(2,114)	(3,982)
Cash flows from financing activities:
Borrowings under USD revolving credit facility	1,500	9,500	43,500
Repayments under USD revolving credit facility	—	(6,000)	(21,500)
Borrowings under RMB revolving credit facility	8,125	8,206	3,177
Repayments under RMB revolving credit facility	—	(8,206)	(3,177)
Repayments to BGP who repaid RMB revolving credit facility as guarantor	(488)	—	—
Borrowings from owners	—	20,000	—
Repayments to owners	(2,000)	(10,000)	—
Cash received for lease inducement	—	—	750
Payments on secured equipment financing	(3,601)	(4,772)	(4,122)
Net cash provided by financing activities	3,536	8,728	18,628
Effect of change in foreign currency exchange rates on cash and cash equivalents	2,983	781	20
Net increase (decrease) in cash and cash equivalents	(9,813)	5,825	(8,173)
Cash and cash equivalents at beginning of period	21,156	15,331	23,504
Cash and cash equivalents at end of period	$11,343	$21,156	$15,331
Non-cash items from investing and financing activities:
Reduction in fair value of ION loan guarantee	$—	$—	$(125)
Release of ION loan guarantee	$(875)	$—	$0
Repayment of BGP loan by reducing receivables from BGP	$(404)	$—	$—
Supplemental disclosure of cash flow information:
Interest paid, net	$2,132	$2,542	$2,096
Income taxes paid (received), net	$(1,428)	$(804)	$90

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OWNERS’ EQUITY
(In thousands)

	Owners' Investment		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Owners' Equity
	BGP	ION
Balance at January 1, 2012 (unaudited)	$123,083	$118,727	$(88,742)	$1,142	$154,210
Net income (unaudited)	—	—	221	—	221
Translation adjustment (unaudited)	—	—	—	1,290	1,290
Reduction in fair value of loan guarantee (unaudited)	125	—	—	—	125
Balance at December 31, 2012 (unaudited)	123,208	118,727	(88,521)	2,432	155,846
Net loss (unaudited)	—	—	(54,898)	—	(54,898)
Translation adjustment (unaudited)	—	—	—	(3,084)	(3,084)
Balance at December 31, 2013 (unaudited)	123,208	118,727	(143,419)	(652)	97,864
Net income	—	—	(37,533)	—	(37,533)
Translation adjustment	—	—	—	(2,330)	(2,330)
Release of ION loan guarantee	875	—	—	—	875
Balance at December 31, 2014	$124,083	$118,727	$(180,952)	$(2,982)	$58,876

See accompanying Notes to Consolidated Financial Statements.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

(1) Liquidity Matters
The Company's cash requirements are primarily to meet working capital requirements, operating expenditures and interest and principal payments under current indebtedness. The Company has a $40.0 million loan with CPF Dubai (defined below) with a maturity date of August 8, 2015. For additional details on this debt, refer to Note 10 “Long-term debt.” BGP has provided a guarantee, which also expires on August 8, 2015.
Although there are no assurances that the Company’s plans will be realized, management believes that the Company will have sufficient capital resources to meet projected cash flow requirements for the next twelve months from the date these financial statements are issued.
(2) Summary of Significant Accounting Policies

General Description and Principles of Consolidation

INOVA Geophysical Equipment Limited and its wholly owned subsidiaries offer products and services for land seismic data acquisition for the petroleum industry worldwide. The consolidated financial statements include the accounts of INOVA Geophysical Equipment Limited and its wholly-owned subsidiaries (collectively referred to as the “Company” or “INOVA”) and are in accordance with U.S. generally accepted accounting principles. Inter-company balances and transactions have been eliminated.

INOVA was formed on March 25, 2010, and is 51% owned by BGP Inc., China National Petroleum Corporation (“BGP”) and 49% owned by ION Geophysical Corporation (“ION”) and is governed by a 30 year renewable agreement. The Company is headquartered and incorporated in Tianjin, China.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made at discrete points in time based on historical experience and relevant market information we believe are reasonable under the circumstances. These estimates may be subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Areas involving significant estimates include, but are not limited to, the allowance for doubtful accounts, inventory valuation, goodwill and intangible asset valuation, property, plant, equipment and seismic rental equipment valuation, deferred taxes and accrued warranty costs. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances of $2.2 million and $1.0 million at December 31, 2014 and 2013, respectively, that are restricted as to withdrawal or usage are included in restricted cash.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, less the related allowance for doubtful accounts. The Company considers current information and events regarding the customers’ ability to repay their obligations when evaluating the collectability of accounts receivable such as the length of time the receivable balance is outstanding, the customers’ credit worthiness and historical collection experience.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost of inventories include the cost of materials and component parts and labor and overhead costs related to the production of finished products. The Company provides reserves for estimated obsolescence or excess inventory equal to the difference between cost of inventory and its estimated market value based upon assumptions about future demand for the Company’s product, market conditions and the risk of obsolescence driven by new product introductions.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

Property, Plant, Equipment and Seismic Rental Equipment

Property, plant, equipment and seismic rental equipment are stated at cost. Depreciation expense is provided on a straight-line basis over the following estimated useful lives:

Years
Machinery and equipment	3-10
Buildings and leasehold improvements	5-20
Furniture & fixtures	3-10
Seismic rental equipment	2-7
Leased equipment and other	3-5

Expenditures for renewals and betterments are capitalized; repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in operating expenses.

The Company evaluates the recoverability of long-lived assets, including property, plant, equipment and seismic rental equipment when indicators of impairment exist, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. Impairment in the carrying value of an asset held for use is recognized whenever anticipated future cash flows (undiscounted) from an asset (or group of assets) are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivables, accounts payable, loan guarantee and long-term debt. Fair value estimates are made at discrete times based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The Company believes that the carrying amount of its cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values at those dates due to the highly liquid nature of these instruments. The fair market value of the Company’s non-related party debt was determined to be $3.7 million compared to a carrying value of $3.65 million at December 31, 2013. The difference in the carrying value and fair value of the Company’s non-related party debt relates to secured equipment financing, the fair value for which was calculated using a published yield curve for unsecured debt (Level 2 input). The Company paid off the non-related party debt on February 1, 2014.

Goodwill and Other Intangible Assets

Goodwill is allocated to reporting units, which are either the operating segment or one level below the operating segment. For purposes of performing the impairment test for goodwill, the Company has determined that it has one reporting unit. To determine the fair value of the reporting unit, the Company primarily uses a discounted future returns valuation model, which includes a variety of Level 3 inputs, supplemented by comparison analysis of relevant market participants. The key inputs to the model included an operational five-year forecast for the Company and the then current market discount rate.

The Company evaluates the carrying value of its goodwill at least annually for impairment, or more frequently if facts and circumstances indicate that it is more likely than not impairment has occurred. The Company formally evaluates the carrying value of its goodwill for impairment as of September 30th. If the carrying value of a reporting unit that includes goodwill is determined to be more than the fair value of the reporting unit, there exists the possibility of impairment of goodwill. Impairment of goodwill is measured in two steps by first allocating the fair value of the reporting unit to the net assets and liabilities including recorded and unrecorded other intangible assets to determine the implied fair value of goodwill. The next step is to measure the difference between the carrying value of goodwill and the implied fair value of goodwill, and, if the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recorded equal to the difference.

Intangible assets other than goodwill relate to patents and trademarks that are amortized over the estimated periods of benefit (ranging from 5 to 14 years). Costs to renew or extend these patents and trademarks are expensed as incurred. The Company reviews the carrying values of these intangible assets for impairment if events or changes in the facts and circumstances indicate that their carrying value may not be recoverable. Any impairment determined is recorded in the current period and is measured by comparing the fair value of the related asset (or group of assets) to its carrying value.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

Intangible assets amortized on a straight-line basis are:

Estimated Useful Life (Years)
Trademarks	8
Patents	5-14

Fair Value Measurements

Goodwill — The Company’s annual goodwill impairment test was performed using a discounted cash flow model, which included a variety of Level 3 inputs. The key inputs for the model included the operational five-year forecast for the Company, the current market discount rate and the forecasted cash flows related to the Company’s reporting unit. The forecasted operational cash flow amounts were determined using the current activity levels in the Company as well as the current and expected short-term market conditions.

ION Loan Guarantee — Upon assumption by the Company of BGP’s guarantee of ION’s credit facility, the Company performed a valuation of the guarantee using Level 3 inputs. The fair value was estimated using weighted probabilities of payouts, which included a variety of inputs. The key inputs for the analysis included estimated payouts and respective probabilities of occurrence as determined by the contractual terms of the guarantee and an analysis of ION’s financial position.

Revenue Recognition

The Company derives revenue from the sale and rental of acquisition systems and other seismic equipment.

Sale of Acquisition Systems and Other Seismic Equipment — For the sales of acquisition systems and other seismic equipment, the Company recognizes revenue when (a) evidence of an arrangement exists; (b) the price to the customer is fixed and determinable; (c) collectability is reasonably assured; and (d) the acquisition system or other seismic equipment is delivered to the customer and risk of ownership has passed to the customer, or, in the limited case where a substantive customer-specified acceptance clause exists in the contract, the later of delivery or when the customer-specified acceptance is obtained.

Rental of Acquisition Systems and Other Seismic Equipment — The Company receives rental income from the rental of seismic equipment. These rentals are in the form of operating leases under which the lease terms range from a couple of days to several months. Rental revenue is recognized on a straight-line basis over the term of the operating lease.

Product Warranty — The Company generally warrants that its manufactured equipment will be free from defects in workmanship, materials and parts. Warranty periods generally range from six months to two years from the date of original purchase, depending on the product. The Company provides for estimated warranty costs as a charge to costs of sales at the time of sale, which is when estimated future expenditures associated with such contingencies become probable and reasonably estimable. However, new information may become available, or circumstances (such as applicable laws and regulations or warranty claim experience ) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and therefore a decrease or increase in reported net income in the period of such change).

Research, Development and Engineering

Research, development and engineering costs primarily relate to activities that are intended to improve the quality of the subsurface image and overall acquisition economics of the Company’s customers. The costs associated with these activities are expensed as incurred. These costs include prototype material and field testing expenses, along with the related salaries, facility costs, consulting fees, tools and equipment usage, and other miscellaneous expenses associated with these activities.

Government Research and Development Funding

The Company accounts for government grants in the period in which there is reasonable assurance that the conditions for receipt of such grants are met and that the grants will be received. Funding received during the years ended December 31, 2014, 2013 and 2012 under the National Program is accounted for as a reduction of Research and Development expense. Refer to Note 17“— National Program Research and Development Funding” for further discussion.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

Income Taxes

Income taxes are accounted for under the liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company reserves for all of its net deferred tax assets and will continue to do so until there is sufficient evidence to warrant reversal. Refer to Note 12“— Income Taxes” for further discussion.

Foreign Currency Gains and Losses

Management has determined that the Company’s reporting currency is U.S. dollars. Assets and liabilities of the Company’s subsidiaries operating in a functional currency other than U.S. dollars have been translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Results of foreign operations have been translated using the average exchange rate during the periods of operation. Resulting translation adjustments have been recorded as a component of Accumulated Other Comprehensive Income. Foreign currency transaction gains and losses are included in the Consolidated Statement of Operations as they occur. Total foreign currency transaction gains (losses) were $(3.4) million, $(0.2) million and $0.6 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Concentration of Credit and Foreign Sales Risks

Sales to BGP (a related party) represented approximately 42%, 55% and 44% of the Company’s consolidated net revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Sales to one of our third-party customers represented 14% of the Company’s consolidated net revenues for the year ended December 31, 2012. No third-party customers represented greater than 10% of our net revenues for the years ended December 31, 2014 and 2013. The loss of these customers or deterioration in the Company’s relationship with these customers could have a material adverse effect on the Company’s results of operations and financial condition. Accounts receivable from significant customers amounted to $10.9 million and $11.9 million, at December 31, 2014 and 2013, respectively.

A summary of net revenues by geographic area follows (in thousands):

	Years Ended December 31,
	2014	2013	2012
Asia Pacific	$46,604	$91,635	$91,331
North America	35,702	29,543	62,476
Africa and the Middle East	1,338	18,691	6,449
Commonwealth of Independent States and Europe	5,100	14,753	20,018
Central and South America	5,873	4,210	2,025
Other	1,651	5,304	6,658
Total	$96,268	$164,136	$188,957

Net revenues are attributed to geographic areas on the basis of the ultimate destination of the equipment or service, if known. If the ultimate destination of such equipment is not known, net revenues are attributed to the geographic area of initial shipment.

The majority of the Company’s sales are denominated in U.S. dollars. For a number of years, African, Middle Eastern and CIS countries have experienced economic problems and uncertainties. To the extent that world events or economic conditions negatively affect the Company’s future sales to customers in these and other regions of the world or the collectability of the Company’s existing receivables, the Company’s future results of operations, liquidity, and financial condition would be adversely affected.

Long Term Incentive Plan

Certain of the Company’s incentive compensation plans base the determination of compensation to be paid in the future on the share price of certain publicly traded peer companies. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on a current estimate of amounts that will be paid in the future.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

(3) Accounts Receivable
Accounts receivable consist of the following at December 31, 2014 and 2013 (in thousands):

	2014	2013
Accounts receivable, principally trade	$11,542	$11,946
Less allowance for doubtful accounts	(8,931)	(1,633)
Accounts receivable, net	$2,611	$10,313
(4) Inventories
A summary of inventories at December 31, 2014 and 2013 is as follows (in thousands):

	2014	2013
Raw materials and subassemblies	$12,614	$14,078
Work-in-process	5,495	6,755
Finished goods	44,241	52,389
Total	$62,350	$73,222
The Company provides for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and its estimated market value based upon assumptions about future demand for the Company’s products and market conditions. Cost of sales for the years ended December 31, 2014, 2013 and 2012 include inventory obsolescence and excess inventory charges of approximately $2.9 million, $10.3 million and $1.1 million, respectively, relating primarily to technological developments occurring subsequent to the formation of INOVA which resulted in the revaluation of certain finished goods and the write-off of certain excess raw materials and subassemblies.

(5)	Seismic Rental Equipment
A summary of seismic rental equipment at December 31, 2014 and 2013 is as follows (in thousands):

	2014	2013
Seismic rental equipment	$48,408	$50,609
Less accumulated depreciation	(37,165)	(24,755)
Seismic rental equipment, net	$11,243	$25,854
Total depreciation expense relating to seismic rental equipment for the years ended December 31, 2014, 2013 and 2012 was $6.9 million, $19.5 million and $12.5 million, respectively.
In 2013, the transition from our previous generation products to our current line of products resulted in impairment charges on seismic rental equipment of $10.3 million, which is included in depreciation expense within Cost of sales on the Statement of Operations. The Company determined the fair value of the impaired assets using internally developed, unobservable inputs based on the projected cash flows of the respective asset groups.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

(6)	Property, Plant and Equipment
A summary of property, plant and equipment at December 31, 2014 and 2013 is as follows (in thousands):

	2014	2013
Buildings and leasehold improvements	$4,944	$5,380
Machinery and equipment	15,798	16,612
Furniture and fixtures	573	605
Construction in progress	374	185
Land	422	422
Total	22,111	23,204
Less accumulated depreciation	(12,522)	(11,592)
Property, plant and equipment, net	$9,589	$11,612
Total depreciation expense relating to property, plant and equipment for the years ended December 31, 2014, 2013 and 2012 was $3.1 million, $6.5 million and $4.4 million, respectively.
As the result of certain organizational changes in the year ended December 31, 2013, asset impairment charges of $1.9 million were recorded for machinery and equipment. The Company determined the fair value of the impaired assets using internally developed, unobservable inputs based on the projected cash flows of the asset group.
(7) Goodwill
The Company completed its annual test of the carrying value of goodwill as of September 30, 2014. The Company’s impairment test indicated that its goodwill was not impaired. There have been no impairment charges related to goodwill since the formation of the Company. Changes in the carrying amount of goodwill for the years ended December 31, 2014, 2013 and 2012 are the result of foreign currency translation adjustments.
(8) Intangible Assets
A summary of intangible assets, net, at December 31, 2014 and 2013 is as follows (in thousands):

	December 31, 2014
	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization	Net
Trademarks	8	$4,141	$(3,657)	$484
Patents	12	20,686	(8,155)	12,531
Total		$24,827	$(11,812)	$13,015

	December 31, 2013
	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization	Net
Trademarks	8	$4,502	$(3,870)	$632
Patents	12	21,147	(6,578)	14,569
Total		$25,649	$(10,448)	$15,201

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

Total amortization expense for intangible assets was $1.8 million, $13.4 million and $3.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. A summary of the estimated amortization expense for the next five years is as follows (in thousands):

Years Ended December 31,
2015	$1,800
2016	$1,775
2017	$1,775
2018	$1,775
2019	$1,775
In 2013, the transition from our previous generation products to our current line of products resulted in impairment charges on trademarks of $10.7 million, which is included in amortization expense within Cost of sales on the Statement of Operations. The Company determined the fair value of the impaired assets using internally developed, unobservable inputs based on the projected cash flows of the respective asset groups.
(9) Accrued Expenses
A summary of accrued expenses at December 31, 2014 and 2013 is as follows (in thousands):

	2014	2013
Compensation, including compensation-related taxes and commissions	$2,081	$3,712
Accrued taxes	8,216	7,714
Product warranty	3,841	3,080
Volume purchase rebate	2,445	3,011
Other	1,235	2,023
Total accrued expenses	$17,818	$19,540
A summary of warranty activity for the years ended December 31, 2014, 2013 and 2012 is as follows (in thousands):

	2014	2013	2012
Balance at the beginning of the period	$3,080	$3,966	$2,608
Accruals for warranties issued during the period	4,414	3,076	3,716
Expiries of warranties during the period	(930)	(1,402)	(1,202)
Settlements made during the period	(2,723)	(2,560)	(1,156)
Balance at the end of the year	$3,841	$3,080	$3,966

(10)	Long-term Debt
A summary of long-term debt at December 31, 2014 and 2013 is as follows (in thousands):

	2014	2013
$40.0 million related party revolving credit facility	$40,000	$38,500
Loan with BGP	7,233	—
Related party promissory notes	8,000	10,000
Secured equipment financing	—	3,601
Unamortized non-cash debt premium	—	53
Total	55,233	52,154
Current portion of long-term debt	(49,950)	(52,154)
Non-current portion of long-term debt	$5,283	$—

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

USD Revolving Credit Facility
On August 6, 2010, the Company’s Luxembourg subsidiary, INOVA Exploration Holdings S.à r.l. (“INOVA Sàrl”) entered into a credit facility (the “USD Credit Facility”) with CNPC Finance (HK) Limited (“CNPC Finance”). The terms of the USD Credit Facility are set forth in a credit agreement dated as of August 6, 2010 (the “Credit Agreement”), between INOVA Sàrl and CNPC Finance. CNPC Finance is a wholly owned subsidiary of BGP’s parent company, China National Petroleum Corporation (“CNPC”). The obligations of the Company under the USD Credit Facility are guaranteed by BGP. In return for this guarantee, the Company is obligated to pay BGP fees at a rate of 1.4% per annum of the outstanding Credit Facility payable semi-annually on June 21st and December 21st of each year.
Under the USD Credit Facility, up to $40 million is available for revolving line of credit borrowings to fund the working capital needs of the Company and its subsidiaries for a duration of thirty-six months from the first draw down date. The first draw down under the USD Credit Facility occurred on August 9, 2010, and as such, the USD Credit Facility matured on August 9, 2013. Interest on the USD Credit Facility is calculated based on the London Interbank Offered Rate (“LIBOR”) plus 160 basis points and is payable semi-annually on June 21st and December 21st of each year.
In 2013, the USD Credit Facility was amended to extend the maturity date for a period of one year such that the maturity date is August 9, 2014. In addition, the interest rate was increased to LIBOR plus 210 basis points per annum. At the same time, the guarantee agreement with BGP was amended to 0.9% per annum.
On August 8, 2014 a new $40 million loan agreement between INOVA Sàrl and CPF (Dubai) Limited (“CPF Dubai”) was signed replacing the previous $40 million agreement. CPF Dubai is a wholly owned subsidiary of BGP’s parent company, CNPC. The term of the loan is from August 8, 2014 to August 8, 2015. The interest rate is LIBOR plus 210 basis points per annum. A Counter Guarantee was also signed between INOVA and BGP relating to the $40 million loan as BGP provided a guarantee to CPF Dubai. INOVA grants to BGP as collateral security all inventory. The amount of the loan may be reduced if the inventory falls below $40 million. No fee is charged by BGP for its guarantee under the new loan agreement.
From time to time, outstanding letters of credit can reduce availability under the USD Credit Facility. At December 31, 2014, no such letters of credit reduced our availability. The effective interest rate, including fees paid to BGP as discussed above, was 2.4% and 3.6% at December 31, 2014 and 2013, respectively. Total interest expense including fees paid to BGP recognized during the years ended December 31, 2014, 2013 and 2012 relating to the USD Credit Facility amounted to $1.2 million, $1.3 million and $0.8 million, respectively.
The Credit Agreement contains customary events of default provisions which result in penalties of 30% to 50% additional interest calculated based on LIBOR plus 210 basis points in the event of failure to make interest or principal payments or use of the USD Credit Facility for purposes other than funding working capital requirements.
RMB Revolving Credit Facility and Loan with BGP
On June 27, 2011, the Company entered into a credit agreement (the “RMB Credit Facility”) with China Petroleum Finance Co., Ltd. (“CPF”), the terms of which are set forth in a loan contract dated as of June 27, 2011 (the “Loan Contract”), between INOVA Geophysical Equipment Limited and CPF, a wholly owned subsidiary of BGP’s parent company, CNPC. The obligations of the Company under the RMB Credit Facility are guaranteed by BGP.
Under the RMB Credit Facility, up to RMB 50 million is available for revolving line of credit borrowings to fund the working capital needs of the Company and its Chinese subsidiaries within China only for a duration of thirty-six months commencing June 27, 2011 and expiring June 27, 2014. Interest on the RMB Credit Facility is calculated based on the People’s Republic of China Central Bank Rate and is payable on the 21st day of the last month in each quarter. Total interest expense recognized during the years ended December 31, 2014, 2013 and 2012 for the RMB Credit Facility amounted to $0.1 million, $0.2 million and $0.03 million, respectively.
The Loan Contract contains customary events of default provisions which result in penalties ranging from 1/10,000ths to 5/10,000ths per day on the then outstanding loan balance in the event of failure to make interest or principal payments or use of the RMB Credit Facility for purposes other than funding working capital requirements.
On June 27, 2014, BGP, as the guarantor, paid off the outstanding balance of RMB Credit Facility for RMB 50 million. The Company is then obligated to repay BGP for RMB 50 million. According to the repayment schedule with BGP, RMB 3 million and the interest are to be repaid on the 21st day of the last month in each quarter. Interest is calculated based on the 5 year interest rate which is launched by the People’s Republic of China Central Bank. The interest rate is 6.0% at December 31, 2014. Total interest expense amounted to $0.2 million for the year ended December 31, 2014.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

A summary of future principal obligations under this loan for the next five years is as follows (in thousands):

Years Ended December 31,
2015	$1,950
2016	1,950
2017	1,950
2018	1,383
Related Party Promissory Notes
The Company entered into promissory notes (“Promissory Notes”) with each of its owners with identical terms and conditions. The Promissory Notes were issued in the second and third quarters of 2013 with a principal sum of $10 million each providing total available borrowings of $20 million. The notes were originally scheduled to mature on September 30, 2013, and the maturity date was extended to December 31, 2014. Amendments have reduced available borrowings to $4 million each, for total available borrowings of $8 million. The notes bear interest at a rate of LIBOR plus 650 basis points per annum. Total interest expense amounted to $0.6 million and $0.6 million for the years ended December 31, 2014 and 2013, respectively. The notes are currently in default.
Secured Equipment Financing
The Company assumed the outstanding principal balance of secured equipment financing on its formation. The terms of this secured equipment financing are outlined in two master loan agreements (collectively, the “ICON Loan Agreements”) dated as of June 29, 2009 originally entered into with ICON ION LLC (“ICON”), ION and two wholly owned subsidiaries of the Company: (i) INOVA Rental Corporation (formerly, “ARAM Rentals Corporation”), a Nova Scotia unlimited company (“IRC”), and (ii) INOVA Seismic Rentals, Inc. (formerly, “ARAM Seismic Rentals, Inc.”), a Texas corporation (“ISRI”). All indebtedness under the ICON Loan Agreements was scheduled to mature on July 31, 2014. On February 1, 2014, the loans were repaid in full.
The indebtedness under the ICON Loan Agreements was secured by first-priority liens in (a) certain seismic rental equipment owned by IRC or ISRI located in the United States and Canada (subject to certain exceptions), and certain additional and replacement seismic equipment owned by such subsidiaries from time to time, (b) written leases or other agreements evidencing payment obligations relating to the leasing by IRC or ISRI of this equipment to their respective customers, including their related receivables, (c) the cash or cash equivalents held by such subsidiaries and (d) any proceeds thereof.
Under both ICON Loan Agreements, interest on the outstanding principal amount accrued at a fixed interest rate of 15% per annum calculated monthly, and was payable monthly on the first day of each month. Principal and interest were payable, commencing on September 1, 2009, in 60 monthly installments of $0.5 million until the maturity date, when all remaining outstanding principal and interest was due and payable. Pursuant to the ICON Loan Agreements, ICON received an administrative fee equal to 0.5% of the aggregate principal amount of advances under the ICON Loan Agreements, payable at the end of each of the first four years during their terms.
Beginning on August 1, 2012, and continuing until January 31, 2014, the outstanding principal balances of the loans could be prepaid in full by giving ICON 30 days’ prior written notice and paying a prepayment fee equal to 3.0% of the then-outstanding principal amount of the loans. Commencing on February 1, 2014, the loans could be prepaid in full by giving ICON 30 days’ prior written notice and without any prepayment penalty or fee.
The repayment obligations of each of IRC and ISRI under the ICON Loan Agreements were guaranteed by ION under a Guarantee dated as of June 29, 2009 (the “Guarantee”). ION remained liable on its Guarantee, however, certain of the Company's subsidiaries had entered into back-up guarantees in favor of ION from the Company with respect to any defaults on this transferred indebtedness for which ION could be called upon to remedy.
In conjunction with the formation of INOVA, the Company recorded a $1.5 million premium on the ICON indebtedness. This premium reflects a fair value adjustment resulting from an estimated interest rate of 11% for a debt instrument having the same or similar characteristics as the ICON indebtedness as of March 25, 2010.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

(11) Guarantee of ION Credit Facility
In conjunction with the formation of INOVA, BGP and ION had originally contemplated that INOVA would be an additional guarantor or provider of credit support under ION’s Credit Agreement (the “ION Credit Agreement”), dated March 25, 2010, with China Merchant Bank, New York (“CMB”). However, due to the time required to obtain necessary Chinese governmental approvals for such credit support from INOVA, ION’s Credit Agreement instead provided that BGP enter into an agreement to guarantee the indebtedness under ION’s Credit Facility, which INOVA’s guarantee would replace when the applicable governmental approvals were obtained. In June 2010, the applicable governmental approvals were obtained and BGP was then released from its guarantee obligations, and these obligations were assumed by INOVA as originally contemplated under ION’s Credit Agreement. In addition, ION’s credit support agreement with BGP was terminated. Subsequently, INOVA’s guarantee of ION’s credit facility took the form of a $215 million standby letter of credit with CMB. The fair value of the guarantee of $1.0 million was recorded in connection with the arrangement.
In May 2012, ION amended the terms of the ION Credit Agreement to allow ION to make revolving credit borrowings up to $175 million and converted all then-outstanding term loan indebtedness to revolving credit indebtedness. This reduced the available borrowings to ION by $40 million, from $215 million, and thus reduced the guarantee provided by INOVA. As a result, the fair value of INOVA’s guarantee was reduced from $1.0 million to $0.9 million. The guarantee provided by INOVA was cancelled on August 26, 2014 as a result of the credit line between ION and CMB being terminated.
(12) Income Taxes
The sources of income (loss) before income taxes for the years ended December 31, 2014, 2013 and 2012 are as follows (in thousands):

	2014	2013	2012
Domestic (China)	$2,405	$(3,924)	$(4,068)
Foreign	(39,455)	(45,931)	(388)
Total	$(37,050)	$(49,855)	$(4,456)
The income tax expense for the year ended December 31, 2014 is comprised of $0.3 million taxes payable in the United States, $0.1 million of taxes payable in Canada and $0.1 million of net income tax charges in various other jurisdictions. The income tax expense for the year ended December 31, 2013 is comprised of $2.8 million taxes payable in the United States and $2.2 million of taxes payable in Canada. The income tax benefit for the year ended December 31, 2012 is comprised of a reduction of taxes payable in Canada of $4.7 million.
A reconciliation of the expected income tax (benefit) expense on loss before income taxes using the statutory China income tax rate of 25% to income tax (benefit) expense for the years ended December 31, 2014, 2013 and 2012 is as follows (in thousands):

	2014	2013	2012
Expected income tax benefit at 25%	$(9,263)	$(12,464)	$(1,114)
Foreign taxes (tax rate differential and foreign tax differences)	2,476	(2,336)	7,176
Nondeductible expenses and other	(333)	(489)	(543)
Deferred tax asset valuation allowance:
Deferred tax asset valuation allowance on operations	7,603	20,332	(10,196)
Total income tax expense (benefit)	$483	$5,043	$(4,677)

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

The tax effects of the cumulative temporary differences at December 31, 2014 and 2013 are as follows (in thousands):

	2014	2013
Current deferred:
Deferred income tax assets:
Accrued expenses	$1,203	$1,220
Allowance accounts	160	120
Inventory	5,197	3,153
Total current deferred income tax asset	6,560	4,493
Valuation allowance	(6,560)	(4,493)
Net current deferred income tax asset	$—	$—
Non-current deferred:
Deferred income tax assets:
Net operating loss carry-forward	$59,895	$56,686
Basis in research and development	19,632	21,236
Basis in property, plant, equipment and seismic rental equipment	6,630	6,233
Tax credit carry-forwards and other	2,296	2,229
Total non-current deferred income tax asset	88,453	86,384
Valuation allowance	(87,531)	(85,235)
Net non-current deferred income tax asset	922	1,149
Deferred income tax liabilities:
Basis in identified intangibles	(922)	(1,149)
Net non-current deferred income tax asset	$—	$—
The Company has established a valuation allowance for all of its net deferred tax assets. The valuation allowance was established as it is “more likely than not” that all or a portion of deferred tax assets will not be realized. The Company will continue to reserve for net deferred tax assets of $94.1 million until there is sufficient evidence to warrant reversal. At December 31, 2014, the Company had net operating loss carry-forwards of approximately $192 million, the majority of which expire beyond 2029.
As of December 31, 2014, the Company has no significant unrecognized tax benefits and does not expect to recognize any significant increases in unrecognized tax benefits during the next twelve month period. Interest and penalties, if any, related to unrecognized tax benefits are recorded in income tax expense.
The Company’s tax returns in various jurisdictions for 2009 and subsequent years remain subject to examination by tax authorities.
(13) Operating Leases
The Company leases certain offices and warehouse space under non-cancelable operating leases which are recognized on a straight-line basis. Rental expense was $3.8 million, $4.0 million and $3.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. A summary of future rental commitments over the next five years under non-cancelable operating leases is as follows (in thousands):

Years Ended December 31,
2015	$3,777
2016	$2,698
2017	$1,913
2018	$110

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

(14) Long-Term Incentive Plan
During 2011 the Company’s board of directors approved a Long-Term Incentive Plan (the “Plan”) under which up to 20,000,000 unit appreciation rights (“UARs”) may be granted to certain executives, officers, employees and non-employee directors of the Company. The term, vesting and base price of each UAR is determined by the Company’s compensation committee (the “Committee”) at the time of each grant, however, the term of any grant may not exceed ten years. Conditions on exercisability of a grant are also at the discretion of the Committee at the time of grant, however, all UARs are cash settled when exercised. Cash settlements on exercised UARs is calculated as the difference between the exercise date value and the grant price of the UAR multiplied by the number of UARs being exercised. The Company records compensation expense and the corresponding liability each period based on the intrinsic value of the vested UARs at the balance sheet date.
UAR activity and changes during the year ended December 31, 2014 are summarized as follows (in thousands of units):

	Outstanding	Vested
January 1, 2014	1,060	346
Granted	—	—
Vested	—	251
Forfeited	(55)	(21)
December 31, 2014	1,005	576
The UARs granted in the years ended December 31, 2013, 2012 and 2011 were granted at a price of $2.75 and will vest in 25% increments on each of the first, second, third and fourth anniversary dates following the date of grant. The weighted average remaining contractual life of outstanding units is 4.3 years and of vested units is 4.1 years at December 31, 2014. The formula determining the exercise date value as described in the UAR agreements results in a value below that of the grant price of all outstanding UARs at December 31, 2014, 2013 and 2012 and as such, no compensation expense has been recorded relating to UARs.
(15) Benefit Plans
The Company has a 401(k) retirement savings plan, which covers certain employees of its U.S. businesses. Employees may voluntarily contribute up to 60% of their compensation, as defined, to the plan up to the limits established by the Internal Revenue Service. The Company matches the employee contribution at a rate of 50% of the first 6% of compensation contributed to the plan. Company contributions to the plan were $0.2 million, $0.3 million and $0.3 million during the years ended December 31, 2014, 2013 and 2012, respectively.
In 2012, the Company established a registered retirement savings plan, which covers certain employees of its Canadian businesses. Employees may voluntarily contribute their compensation to the plan up to the limits established by the Canadian Revenue Authority. The Company matches the employee contribution for the first 6% of compensation contributed to the plan. Company contributions were $0.3 million, $0.4 million and $0.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.
(16) Legal Matters
The Company has been named in certain lawsuits or threatened actions that are incidental to its ordinary business. Litigation is inherently unpredictable. Any claims against the Company, whether meritorious or not, could be time-consuming, cause the Company to incur costs and expenses, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits and actions cannot be predicted with certainty. The Company currently believes that the ultimate resolution of these matters will not have a material adverse impact on the financial condition, results of operations or liquidity of the Company.
(17) National Program Research and Development Funding
On December 3, 2011, the Company entered into a research and development agreement with BGP (the “R&D Agreement”) which enabled the Company to access funding available under a program (the “National Program”) extended by the Ministry of Science and Technology of the People’s Republic of China. Under the National Program certain research and development milestones and expenditure requirements must be achieved each year over a five year period.

INOVA GEOPHYSICAL EQUIPMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All 2013 and 2012 Amounts Included in Notes to Financial Statements are Unaudited

The Company received funding of $0.2 million, $2.45 million and $3.1 million for the years ending December 31, 2014, 2013 and 2012, respectively, for qualifying expenditures under the National Program. These amounts have been recorded as a reduction of research, development and engineering expenses in the respective years. There are no unfulfilled conditions or other contingencies relating to the funding received, however, additional expenditures must be incurred and further milestones met in 2015 and 2016 in order to receive funding in those years.
(18) Certain Relationships and Related Party Transactions
On March 25, 2010 the Company entered into support and transition agreements with ION to receive certain administrative services including tax, legal, information technology, treasury, human resources, bookkeeping, facilities and marketing services. The Company terminated these support and transition agreements in 2012. The terms of these arrangements are such that the Company paid approximately $0.6 million for services for the year ended December 31, 2012.
The Company is also required to reimburse certain third-party and lease costs incurred by ION directly related to the administrative support of the Company. During the years ended December 31, 2014, 2013 and 2012, the Company recorded $1.4 million, $1.7 million and $2.4 million, respectively, relating to the reimbursement of administrative services and lease costs incurred by ION. At December 31, 2014 and 2013, the Company owed approximately $1.5 million and $0.4 million, respectively, to ION for reimbursement of these costs and has reflected this liability in accounts payable to related parties on the accompanying consolidated balance sheet.
In conjunction with the formation of INOVA, ION contributed $1.5 million of cash to INOVA to be used to purchase the shares of a Russian legal entity containing certain land seismic assets with ascribed value of $1.5 million at March 25, 2010 under the Share Purchase Agreement. The Company is obligated to purchase the shares of this Russian entity from ION for cash consideration of $1.5 million upon completion of certain corporate restructuring steps. A liability of $1.5 million is included in accounts payable to related parties on the accompanying consolidated balance sheet at December 31, 2013. In 2014, the Company purchased the shares of this Russian entity from ION and paid $1.5 million to ION.
During the years ended December 31, 2014, 2013 and 2012, the Company purchased certain land seismic equipment from ION for resale to the Company’s customers. These purchases amounted to approximately $0.2 million, $2.0 million and $1.1 million for the respective periods. At December 31, 2013, accounts payable to related parties included $1.0 million owed to ION for these purchases. There were no amounts payable to related parties for these purchases at December 31, 2014.
During the year ended December 31, 2014, the Company recorded revenues from wholly owned subsidiaries of BGP and ION of $40.8 million and $0.1 million, respectively. During the year ended December 31, 2013, the Company recorded revenues from wholly owned subsidiaries of BGP and ION of $89.6 million and $0.1 million, respectively. During the year ended December 31, 2012, the Company recorded revenues from wholly owned subsidiaries of BGP and ION of $82.7 million and $1.5 million, respectively. Accounts receivable from related parties at December 31, 2014 and 2013 of $10.9 million and $11.9 million, respectively, represents the amounts due from BGP and ION for these revenues.
In March 2014, the Company leased a manufacturing facility in Xi’an from BGP. The Company recorded $0.8 million of lease and related expenses for the year ended December 31, 2014. At December 31, 2014, the Company owed approximately $0.6 million to BGP for this lease and has reflected this liability in accounts payable to related parties on the accompanying consolidated balance sheet.
During the year ended December 31, 2014, the Company contracted with Baoding Beiao Special Vehicle Manufacturing Co., Ltd (“Baoding”), who is 25% owned by BGP, to build vibrators. At December 31, 2014, accounts payable to related parties included $8.6 million owed to Baoding for the purchases of vibrators built by Baoding. At December 31, 2014, accounts receivable from related parties included $5.5 million due from Baoding for the parts the Company sold to Baoding to build vibrators. The Company did not record any revenue for the parts sold to Baoding, but recorded $0.3 million of royalty revenue from Baoding for the year ended December 31, 2014.
(19) Subsequent Events
In connection with the preparation of the financial statements, the Company evaluated subsequent events after the balance sheet date of December 31, 2014, through the date the financial statements were available to be issued on April 24, 2015. Other than items disclosed in these footnotes to the financial statements, no material subsequent events have occurred since December 31, 2014.
The Company is in default with the related party promissory notes of $8 million as of April 24, 2015.